Exhibit 99.1

IFM INVESTMENTS LIMITED
(Incorporated in the Cayman Islands with limited liability)

 NOTICE OF ADJOURNED ANNUAL GENERAL MEETING
to Be Held on Thursday, September 24, 2015 (or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the Annual General Meeting (“AGM”) of IFM Investments Limited (the “Company”) adjourned on December 4, 2014 will be held at 9A5 Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People's Republic of China on Thursday September 24, 2015 at 10 a.m., local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To receive and consider the audited financial statements and reports of the directors and auditors for the year ended December 31, 2013.

2.	To re-elect the following Directors, each of whom retires by rotation pursuant to the Company's Articles of Association:

a.	Harry Lu
b.	Kevin Cheng Wei
c.	Qiang Chai

3.	To transact such other business as may properly come before the adjourned AGM or any adjournment or adjournments thereof.

Only the Shareholders of the Company of record at the close of business on August 20, 2015 (the “Record Date”) are entitled to notice of and only the holders of record of Class A Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s Class A ordinary shares at the close of business on the Record Date are entitled to vote at the adjourned AGM and any adjourned or postponed meeting thereof.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.century21cn.com, or by contacting IFM Investments Limited 9A5 Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People's Republic of China, telephone: +86-10-65617788, Fax: +86-10-65613321, email: ir@century21cn.com.

Beijing, August 20, 2015.
By Order of the Board of Directors,

/s/ Donald Zhang
Chairman